

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Steven L. Scheinthal
Vice President, General Counsel and Secretary
Landcadia Holdings III, Inc.
1510 West Loop South
Houston, Texas 77027

>   **Re: Landcadia Holdings III, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed May 19, 2021**
>   **File No. 333-252693**

Dear Mr. Scheinthal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed May 19, 2021

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 45

1. You indicate that summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 is presented and gives pro forma effect to the Business Combination and related transactions as if they occurred on December 31, 2020. Given that pro forma balance sheet data is not included in the summary and you have provided an updated unaudited pro forma condensed combined balance sheet as of March 31, 2021, please remove or revise your disclosure to correct this inconsistency.

<u>Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 138</u>

2.   Please revise adjustment (D) in note 2, and all related totals and subtotals in the pro forma balance sheet, to properly present the amount of new debt to be issued in thousands of dollars consistent with all other amounts presented in the pro forma financial statements.

3.   In regard to the transaction costs disclosed in adjustment (E) in note 2, please reflect the transactions costs related Landcadia and any transaction costs related to HMAN that are not offering costs or debt issuance costs in the pro forma income statement.

4.   In regard to adjustments (AA) in note 3 and (II) in note 4, please clarify how you determined the interest expense adjustments for each period presented. It is not clear to us how you determined that the interest expense adjustments associated with the paydown of Hillman's existing debt are the same amount for the quarter ended March 31, 2021 and the year ended December 31, 2020. Please clarify or revise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations of Hillman, page 174</u>

5.   Given that Hillman has and is required to present historical financial statements for the three years ended December 31, 2020, it is not clear to us why you removed all disclosures related to their comparative results for the years ended December 31, 2019 and 2018. Please advise or revise.

<u>HMAN Group Holdings - Consolidated Financial Statements</u>
<u>15. Subsequent Events:, page F-106</u>

6.   Please disclose the specific date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

    You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Anne Mcconnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Joel L. Rubinstein